[LODGIAN LETTERHEAD]
March 5, 2009
VIA EDGAR AND OVERNIGHT COURIER
Mr. Kevin Woody
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lodgian, Inc. Form 10-K for Fiscal Year Ended December 31, 2007 Filed March 12, 2008 Definitive Proxy Statement Filed March 12, 2008 File No. 001-14537
Dear Mr. Woody:
     This letter sets forth the responses of Lodgian, Inc. (the “Company”) to the additional comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the Form 10-K for the fiscal year ended December 31, 2007 and Definitive Proxy Statement filed March 12, 2008. The Staff’s additional comments were provided to the Company in a letter dated February 26, 2009. For the convenience of the Staff, the text of the additional comments is reproduced in its entirety followed by our responses.
Form 10-K for the fiscal year ended December 31, 2007
Management’s Discussion and Analysis
Income Statement Overview, page 32

Comment 1:
We note your response to comment 2 of our letter dated December 8, 2008. In your response, you state that you identify particular hotels that you compete with in each market in determining the “RevPar Index.” Please identify the hotels you utilize for this comparison in future filings. Also, explain in more detail how you determine the hotels that you consider competitive in each market and how often you adjust the hotels in each competitive set. Please clarify how you determine the competitive set that you use for “All Continuing Operations,” “Continuing

Mr. Kevin Woody
Branch Chief
Securities and Exchange Commission
March 5, 2009

Operations less one hotel closed in 2006 due to fire and hotels under renovation in 2006 and 2007,” and “Hotels completing major renovations in 2006 and 2007.”

Response 1:
While we believe that RevPAR Index is a meaningful indicator of our performance and competitive market share, we have determined to remove the references to RevPAR Index from our future reports on Form 10-K and Form 10-Q. However, if we include a reference to our RevPAR Index (or a similar competitive measure) in future filings, we expect to utilize a broadly defined set of competitors compiled and maintained by a widely followed information source such as Smith Travel Research, a leading provider of lodging industry data. As a result, our management will have no role in identifying or adjusting the specific hotels utilized in creating the applicable comparison. In these cases, we will also include disclosure that identifies the source of the competitive information and provides a brief description of the methodology used by the information provider, if possible.

Definitive Proxy Statement filed March 12, 2008
Executive Compensation
Compensation Discussion and Analysis, page 14

Comment 2:
We note your response to comment 6 of our letter. In your response you state that you utilize a survey in determining compensation and do not know the identities of the companies utilized in the survey. However, on page 18, you state that you use a selected peer group in determining discretionary awards. Additionally, in response to comment 7, you state that awards made under the amended plan will be made after comparing the performance of your stock with a designated peer group. Please identify these companies in future filings or revise your disclosure to clarify how you make these determinations with respect to these compensation awards.

Response 2:
In future filings we will clarify when the Compensation Committee utilizes a general industry survey, in which it does not know the identities of the companies that make up the survey, and when the Compensation Committee utilizes a selected peer group of companies. To the extent that the Compensation Committee considers a selected peer group of companies in making an executive compensation decision, we will disclose the companies that make up the peer group.

Mr. Kevin Woody
Branch Chief
Securities and Exchange Commission
March 5, 2009

     Please feel free to call the undersigned at (404) 365-4466 with any questions concerning our responses to the Staff’s comments.

Very truly yours,
/s/ James A. MacLennan
James A. MacLennan Chief Financial Officer

cc:	Ms. Jennifer Monick, Securities and Exchange Commission
Ms. Stacie Gorman, Securities and Exchange Commission
Ms. Karen Garnett, Securities and Exchange Commission
Mr. Dan Ellis, Lodgian, Inc.
Mr. Alan J. Prince, King & Spalding LLP